EXHIBIT 12

                        PHH Corporation and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)


                                                              For the Years Ended
                                    -------------------------------------------------------------------------
                                           December 31,                              January 31,
                                    --------------------------    -------------------------------------------
                                       1997           1996            1996           1995            1994
                                    -----------    -----------    ------------    ------------   ------------

Income (loss) before income taxes   $    (3,435)   $   176,288    $   133,115     $   116,758    $   106,943
Plus: Fixed charges                     294,294        268,960        253,481         202,659        182,596
                                    -----------    ------------   ------------    ------------   ------------
Earnings available to cover
   fixed charges                        290,859        445,248        386,596         319,417        289,539
                                    -----------    ------------   ------------    ------------   ------------

Fixed charges (1):
   Interest including amortization
     of deferred financing costs        286,527        260,765        245,641         194,594        173,508
   Interest portion of rental
     payment                              7,767          8,195          7,840           8,065          9,088
                                    ------------   ------------   ------------    -----------    ------------

Total fixed charges                 $   294,294    $   268,960    $   253,481     $   202,659    $   182,596
                                    ============   ============   ============    ===========    ============

Ratio of earnings to fixed
   charges                                  (*)          1.66x         1.53x           1.58x          1.59x




(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). The substantial portion of interest expense incurred on debt is used to finance the Company's fleet leasing, mortgage service and relocation service activities.

(*) Earnings are inadequate to cover fixed charges (deficiency of $3.4 million) for the year ended December 31, 1997. Loss before income taxes includes non-recurring merger-related costs and other unusual charges associated with business combinations of $251.0 million ($193.2 million after-tax). Excluding such charges, the ratio of earnings to fixed charges is 1.84x.